Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	08	09	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,870	1,191	269
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	08	09	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	64
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR PETER BANKS CROSSAN	Ordinary	230

Address
10 GREYSTONE GARDENS RUTHERGLEN GLASGOW LANARKSHIRE
UK postcode G73 3SG

Name	Class of shares allotted	Number allotted
MR STEPHEN LEWIS	Ordinary	733

Address
9 OAKBANK STREET WALLASEY CHESHIRE
UK postcode CH44 9BE

Name	Class of shares allotted	Number allotted
MR STEVEN JAMES DOUGLAS MILLAR	Ordinary	301

Address
18 AUSTIN STREET HUNSTANTON NORFOLK
UK postcode PE36 6AL

Name	Class of shares allotted	Number allotted
MR ROBERT O’SHEA	Ordinary	1,569

Address
273 CASTLETOWN LEIXLIP CO KILDARE IRELAND
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 08.09.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR ANTHONY PEARSON	Ordinary	103

Address
1 HILLBROOK ROAD LEYLAND LANCASHIRE
UK postcode PR25 2XN

Name	Class of shares allotted	Number allotted
MR ANDREW GEORGE ROBINSON	Ordinary	458

Address
18 HAYCOCK CLOSE FLECKNEY LEICESTER LEICESTERSHIRE
UK postcode LE8 8UH

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.09.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform